UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2006
Commission File Number: 0-20055
Consolidated Envirowaste Industries Inc.
(Translation of registrant’s name into English)
27715 Huntingdon Road, Abbotsford, B.C., Canada V4X 1B6
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☑	FORM 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☑	NO ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      82-1399     .

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
(Registrant)
Date August 30, 2006	By:	(signed) “Douglas R. Halward”
(Signature)

Douglas R. Halward, President
(Name and Title of the Signing Officer)

The following attached documents are filed under this Form 6-K:

EXHIBIT A:	News Releases dated August 29, 2006
EXHIBIT B:	Unaudited financial statements for the nine months ended June 30, 2006 and Management Discussion and Analysis

EXHIBIT A
27715 HUNTINGDON ROAD, ABBOTSFORD, BC V4X 1B6
TELEPHONE: 604-856-6836 FACSIMILE: 604-856-5644
NEWS RELEASE
Consolidated Envirowaste Reports 2006 3rd Quarter Results
Abbotsford, British Columbia — August 29, 2006
Consolidated Envirowaste Industries Inc. (TSX Venture Exchange-CWD-V) announced today its results for the nine months ended June 30, 2006. A complete copy of the Company’s report for the nine months is available at www.sedar.com. Excerpts from the unaudited financial statements are as follows:

	Quarters Ended		Nine Months Ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005

Revenue	$8,291,398	$8,450,091	$24,737,669	$22,277,080

Income from continuing operations before income taxes	$322,450	$633,142	$2,343,830	$1,788,882

Income from continuing operations after income taxes	$331,366	$305,798	$1,395,712	$812,862

Income (loss) from discontinued operations	$—	$(514)	$—	$28,711

Net income for the period	$331,366	$305,284	$1,395,712	$841,573

Earnings per share-basic	$0.03	$0.03	$0.13	$0.08

Earnings per share-diluted	$0.03	$0.03	$0.13	$0.08

Weighted average common shares outstanding	10,387,941	10,364,699	10,372,446	10,325,103
Consolidated Envirowaste Industries Inc. reported third quarter net income of $331,366 or $0.03 per share ($0.03 per share diluted) on revenues of $8,291,398 for the quarter ended June 30, 2006 compared to net income from continuing operations of $305,798 or $0.03 per share ($0.03 per share fully-diluted) on $8,450,091 in revenues for the 3rd quarter of fiscal 2005. Revenue declined 1.9% compared to the third quarter of 2005.
The Company recorded net income of $1,395,712 or $0.13 per share ($0.13 per share diluted) for the nine months ended June 30, 2006. This compares to income from continuing operations of $812,862 or $0.08 per share ($0.08 per share fully diluted) and overall net income of $841,573 or $0.08 per share ($0.08 per share fully diluted) for the nine month period ended June 30, 2005. Revenue increased $1,708,811 or 7.4% from $23,028,858 for the nine months ended June 30, 2005 to $24,737,669 for the nine months ended June 30, 2006.
Revenue growth and improved performance of the Canadian operations was somewhat offset by the results in the US as revenue growth in the CRR (Florida) unit stalled during the third quarter. An unfavourable currency translation difference of $658,000, slowing growth in the private sector, and drier conditions affecting the billing weight of municipal materials processed, caused Florida’s revenue to decline 11.75% in comparable quarterly revenue from 2006 to 2005. Fuel cost increases continue to outstrip ongoing pricing adjustments made during fiscal 2006. The Company lost $1.4 million in revenue for the first nine months of 2006 compared to 2005 revenue through currency translation differences, and net earnings were impacted by the continuing strength of the Canadian dollar reducing net earnings by approximately $0.01 per share.
The Company generated cash flows from operations of $2,167,000 after changes in working capital for the three months ended June 30, 2006 compared to $1,765,000 in the same period last year—the changes due in large part to higher earnings, higher accounts receivable collection rates, income taxes paid, and repayment of the current portion of long term debt in the third quarter of 2006 compared to 2005. The Company generated approximately $2,895,000 in cash flows after changes in working capital for the first three quarters of fiscal 2006, up from the $2,377,089 generated in the first nine months of 2005.
Consolidated Envirowaste Industries Inc. is a leading processor of wood and other organic wastes in Western Canada and Florida. The Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers and pulp and paper mills in the U.S., bulk landscaping products in both of these regions, and packaged soil products to major Western Canadian retailers.
Forward Looking Statements This report contains statements that are forward looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward looking statements. Such risks include, among others: general economic and business conditions, weather factors, competition and product selling prices, raw material and operating costs, and changes in foreign currency exchange rates.
Consolidated Envirowaste Industries Inc.
“signed”
James E. Darby
Chairman and Chief Executive Officer
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

EXHIBIT B

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2006 and 2005

Index
Consolidated Balance Sheets
Consolidated Statements of Income and Deficit
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

Notice:
These financial statements have not been reviewed by the Company’s independent auditor.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Balance Sheets	(Expressed in Canadian Dollars)
June 30, 2006 and 2005	(audited)

	June 30	June 30	September 30,
	2006	2005	2005
ASSETS (note 9)
Current
Cash and cash equivalents	$3,504,178	$2,076,806	$1,760,804
Accounts receivable (note 6)	4,076,507	3,786,239	3,557,706
Inventories (notes 2 and 6)	688,900	638,817	931,962
Refundable income taxes	—	—	124,942
Future income tax asset	72,367	212,983	75,462
Prepaid expenses and deposits	384,924	481,522	430,187

	8,726,876	7,196,367	6,881,063
Property, plant and equipment (notes 3 and 6)	8,984,074	10,378,818	10,078,661
Assets under capital leases (note 4)	4,739,242	2,784,469	3,309,961
Future income tax asset	6,579	—	6,860
Other assets (note 5)	27,638	30,811	30,017

	$22,484,409	$20,390,465	$20,306,562

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Demand loans (note 6)	$430,000	$440,000	$380,000
Accounts payable and accrued liabilities (note 11)	3,273,050	2,616,613	2,503,649
Income taxes payable	334,105	339,168	—
Deferred revenue	412,201	73,564	501,229
Principal portion of long-term debt due within one year (note 7)	626,821	1,715,207	1,636,368
Principal portion of capital lease obligations due within one year (note 8)	1,119,299	730,550	817,614
Principal portion of loans due within one year (note 9)	70,180	—	198,389

	6,265,656	5,915,102	6,037,249
Long-term debt (note 7)	915,511	1,668,036	1,335,043
Obligations under capital leases (note 8)	3,275,345	1,839,950	2,160,836
Loans payable (note 9)	2,236,260	2,247,825	2,049,436
Future income taxes payable	543,810	678,042	567,073

	13,236,582	12,348,955	12,149,637

Commitments (note 13)
Contingent liabilities (note 14)

SHAREHOLDERS’ EQUITY
Share capital (note 10)	15,518,238	15,488,238	15,488,238
Contributed surplus	17,759	8,182	14,990
Unrealized foreign exchange gain (loss)	(323,993)	(8,223)	13,586
Deficit	(5,964,177)	(7,446,687)	(7,359,889)

	9,247,827	8,041,510	8,156,925

	$22,484,409	$20,390,465	$20,306,562

See accompanying notes
On behalf of the Board:

“signed”	“signed”
James E. Darby	Douglas R. Halward
Director	Director
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statements of Income and Deficit	(Expressed in Canadian Dollars)
For the nine months ended June 30, 2006 and 2005

	3 months	3 months	9 months	9 months
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Revenue
Bulk	$606,515	$728,293	$1,359,771	$1,417,299

Packaged products	1,737,328	1,128,176	2,500,689	1,769,533

Tipping and processing fees	5,947,555	6,593,622	20,877,209	19,090,248

	8,291,398	8,450,091	24,737,669	22,277,080

Cost of sales	6,495,135	6,208,317	17,594,554	16,053,103

Gross margin	1,796,263	2,241,774	7,143,115	6,223,977

Selling and administrative expenses	1,393,018	1,475,482	4,671,631	4,281,321
Interest expense on long-term debt	179,455	147,316	494,035	408,872

Operating income	223,790	618,976	1,977,449	1,533,784

Other income
Interest and sundry	48,660	7,995	114,940	17,767
Gain on disposal of property, plant and equipment	50,000	6,171	251,441	237,331

Income before income tax provision	322,450	633,142	2,343,830	1,788,882

Income tax provision (recovery)	(8,916)	327,344	948,118	976,020

Income for the period from continuing operations	331,366	305,798	1,395,712	812,862

Discontinued operations
Income (loss) before income taxes	—	(387)	—	48,055
Income tax (provision) recovery	—	127	—	19,344

Income from discontinued operations	—	(514)	—	28,711

Net income for the period	$331,366	$305,284	1,395,712	841,573

Deficit, beginning of year			(7,359,889)	(8,288,260)

Deficit, end of period			$(5,964,177)	$(7,446,687)

Earnings per share for the period
Basic	$0.03	$0.03	$0.13	$0.08
Diluted	$0.03	$0.03	$0.13	$0.08

Weighted average number of common shares outstanding
Basic	10,387,941	10,364,699	10,372,446	10,325,103
Diluted	10,576,418	10,484,116	10,560,923	10,444,520

See accompanying notes
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statements of Cash Flows	(Expressed in Canadian Dollars)
For the nine months ended June 30, 2006 and 2005

	3 months	3 months	9 months	9 months
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Cash flows from (used in) operating activities
Net income for the period	$331,366	$305,284	$1,395,712	$841,573
Items not involving cash:
Amortization	689,974	615,960	2,032,962	1,874,549
Gain on disposal of property plant and equipment	(50,000)	(6,171)	(251,441)	(260,246)
Stock-based compensation	923	1,169	2,769	3,507
Unrealized foreign exchange loss	(11,136)	(71,552)	(337,579)	(234,849)
Future income taxes	(22,387)	5,769	(19,887)	(13,624)

	938,740	850,459	2,822,536	2,210,910

Change in non-cash working capital:
Accounts receivable	1,682,019	(108,995)	(518,801)	241,354
Inventories	500,518	356,357	243,062	120,425
Refundable Income taxes	(207,905)	179,514	459,047	410,031
Prepaid expenses and deposits	(106,131)	(138,479)	45,263	(198,315)
Accounts payable and accrued liabilities	(239,747)	(267,152)	769,401	280,162
Deferred revenue	(199,630)	(35,177)	(89,028)	(706,857)
Current portion of long-term debt	(151,597)	779,566	(1,009,547)	162,160
Current portion of capital lease obligations	(49,300)	148,456	301,685	31,158
Current portion of loans payable	—	—	(128,209)	(173,939)

	2,166,967	1,764,549	2,895,409	2,377,089

Cash flows from (used in) financing activities
Increase (decrease) in demand loans	(260,000)	(150,000)	50,000	10,000
Decrease in long-term debt, net	(161,116)	10,741	(419,532)	(617,415)
Increase (decrease) in obligations under capital leases, net	(245,789)	477,866	1,114,509	(121,784)
Increase in loans payable	—	(316,563)	186,824	(76,909)
Issuance of share capital	30,000	—	30,000	31,725

	(636,905)	22,044	961,801	(774,383)

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment	(50,000)	(2,507,454)	(247,628)	(2,536,581)
Acquisition of assets under capital leases	(239,439)	(771,625)	(2,852,750)	(771,625)
Proceeds from the sale of property, plant and equipment	67,492	386,772	482,617	513,159
Proceeds from the sale of assets under capital leases	—	—	503,925	425,806

	(221,947)	(2,892,307)	(2,113,836)	(2,369,241)

Increase in cash and cash equivalents	1,308,115	(1,105,714)	1,743,374	(766,535)

Cash and cash equivalents, beginning of period	2,196,063	3,182,520	1,760,804	2,843,341

Cash and cash equivalents, end of period	$3,504,178	$2,076,806	$3,504,178	$2,076,806

Supplementary Information:
Interest paid in cash	$116,979	$103,865	$329,411	$294,284
Income taxes paid in cash	$173,733	$144,939	$464,296	$571,028

See accompanying notes
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements June 30, 2006 and 2005	(Expressed in Canadian Dollars)

1.	Significant Accounting Policies

Basis of Presentation

These unaudited interim consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, The Answer Garden Products Ltd., and its 72.74% owned subsidiary Bio-Waste Industries Limited, Envirowaste International Inc. (“EII”), a U.S. company, and its U.S. subsidiaries, Consolidated Resource Recovery Inc. — Florida operations (“CRRI”), a Delaware corporation, and Consolidated Resource Recovery Inc. — Georgia operations (“Greencycle”), a Georgia corporation.

The accompanying interim consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual statements. These interim financial statements follow the same accounting policies and methods of application used in the Company’s audited annual consolidated financial statements as at and for the year ended September 30, 2005.

Comparative figures

Certain of the prior year’s figures have been reclassified to conform to the presentation adopted in the current year.

2.	Inventories

	June 30,	June 30,	September 30,
	2006	2005	2005 (audited)
Raw materials and supplies	$550,412	$509,659	$716,208
Work-in-process	40,099	25,605	84,005
Finished goods	98,389	103,553	131,749

	$688,900	$638,817	$931,962

3.	Property, Plant and Equipment

	June 30,			June 30,	September 30,
	2006			2005	2005 (audited)
		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value
Property	$4,215,030	$—	$4,215,030	$4,270,608	$4,270,608
Plant	2,725,449	1,109,556	1,615,893	1,861,410	1,826,616
Property improvements	1,576,444	808,874	767,570	874,362	849,118
Equipment	5,856,689	3,838,117	2,018,572	2,849,244	2,627,579
Office equipment	237,321	139,097	98,224	139,421	129,017
Computer equipment	143,685	124,681	19,004	26,024	31,387
Packaging plates and artwork	347,012	326,665	20,347	28,546	29,596
Automotive equipment	904,506	675,072	229,434	329,203	314,740

	$16,006,136	$7,022,062	$8,984,074	$10,378,818	$10,078,661

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements	(Expressed in Canadian Dollars)
June 30, 2006 and 2005

4.	Assets Under Capital Leases

	June 30,			June 30,	September 30,
	2006			2005	2005 (audited)
		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value
Equipment	$6,785,697	$2,643,348	$4,142,349	$2,027,593	$2,593,080
Automotive equipment	771,625	174,732	596,893	756,876	716,881

	$7,557,322	$2,818,080	$4,739,242	$2,784,469	$3,309,961

5.	Other Assets

	June 30,	June 30,	September 30,
	2006	2005	2005 (audited)
Goodwill, net of accumulated amortization of $51,318	$21,995	$21,995	$21,995
(June 30, 2005 — $51,318; September 30, 2005 — $51,318)

Trademarks, net of accumulated amortization of $26,037	4,923	8,018	7,244
(June 30, 2005 — $22,942; September 30, 2005 — $23,716)

Technology license, net of accumulated amortization of $837	720	798	778
(June 30, 2005 — $759; September 30, 2005 — $779)

	$27,638	$30,811	$30,017

Goodwill represents the excess of the purchase price paid over the underlying value of the assets at the time of acquisition.

6.	Demand Loans, Secured

At June 30, 2006, the Company’s subsidiary, The Answer Garden Products Ltd., had authorized credit facilities with the Royal Bank of Canada consisting or a revolving, demand operating loan of $500,000 bearing interest at the Royal Bank prime rate (“RBP”) plus 1.5% per annum, and a peak period revolving demand operating loan of $250,000 bearing interest at RBP plus 2% per annum. The credit facilities are collateralized by a first charge on all property, plant and equipment, assignment of inventories, a registered general assignment of book debts of related companies, and a postponement and assignment of claim provided by two of the Company’s directors (See Note 9). The loans are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to tangible net worth. The Company was in compliance with these covenants at June 30, 2006 and 2005. At June 30, 2006, borrowings outstanding on the credit facilities were $430,000 (June 30, 2005 — $440,000).
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements	(Expressed in Canadian Dollars)
June 30, 2006 and 2005

7.	Long Term Debt

	June 30,	June 30,	September 30,
	2006	2005	2005 (audited)
Notes bearing interest at rates ranging from 0% to 8.35% per annum and are repayable in up to 60 monthly installments of principal and interest through 2010, collateralized by the related equipment.	$1,403,700	$2,145,260	$1,877,964
Mortgage payable bearing interest at 5.95% per annum and repayable in 35 monthly installments of Cdn $29,496 (US $25,237) including interest.	138,632	502,713	395,797
Promissory note payable bearing interest at the 30-day London Interbank Offered Rate (“LIBOR”) plus 3.5% repayable in full on March 31, 2006. The note was repaid prior to maturity on January 10, 2006.	—	735,270	697,650

	1,542,332	3,383,243	2,971,411
Less: Principal due within one year	(626,821)	(1,715,207)	(1,636,368)

Long-term portion	$915,511	$1,668,036	$1,335,043

The mortgage and promissory notes are collateralized by a first charge on the mortgaged property and a first security interest in all the assets of the Company’s subsidiary CRRI supported by guarantees of related companies. The mortgage and certain of the notes contain restrictive covenants, including, among others, a debt service coverage ratio and a debt to worth ratio. The Company was in compliance with or obtained a waiver for all of these covenants as of June 30, 2006 and 2005.

Principal obligations due within the next five years are as follows:

2007	$626,821
2008	449,885
2009	334,884
2010	130,742
2011	—

$1,542,332

$614,114 (US $550,749) of the current portion, and $915,511 (US $802,170) of the long-term portion of the long-term debt are repayable in US Funds.

8.	Obligations Under Capital Leases

Capital lease obligations consist of leases on automotive and mobile equipment, repayable over varying terms from 36 to 60 months at interest rates ranging from 2.3% to 7.79% per annum. Future minimum lease payments are as follows:

2007	$1,384,076
2008	1,181,290
2009	1,062,724
2010	956,993
2011	519,176

Minimum lease payments	5,104,259
Less: amounts representing interest	709,615

Present value of obligations under capital leases	4,394,644
Less: principal due within one year	1,119,299

$3,275,345

$1,119,299 (US $959,564) of the principal due within one year, and $3,046,918 (US $2,732,539) of the long-term portion of capital leases are repayable in US Funds.
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements	(Expressed in Canadian Dollars)
June 30, 2006 and 2005

9.	Loans Payable

(a)	By loan agreements, and as amended, between the Company and two of its directors and officers, the Company has borrowed a total of $2,306,440 to meet the Company’s working capital requirements. The principal is repayable on demand and bears interest at the Royal Bank of Canada prime rate plus 3.5% per annum, payable monthly. In addition to the collateral listed below, the Company provided one of the directors with a guarantee and postponement of claim supported by a registered charge over the assets of its U.S. subsidiaries and agreed to repay note principal subject to certain conditions (see Commitments—Note 13). At June 30, 2006, $70,180 (June 30, 2005 — $nil) of the $198,389 (June 30, 2005 — $173,939) loan principal to be repaid on or before February 28, 2006 remains outstanding as the director has waived the Company’s requirement to pay the balance by the stipulated date.

The loans are collateralized by a charge on the assets of the Company, a guarantee by its subsidiary, The Answer Garden Products Ltd., supported by a charge on its assets, including a mortgage over its Abbotsford, BC property. The loans are subrogated to the Royal Bank of Canada debt (Note 6). While the terms of repayment for the remaining loans are on a demand basis, the lenders will not call for repayment of the debt on or before June 30, 2007.

The loans are summarized as follows:

	June 30,	June 30,	September 30,
	2006	2005	2005 (audited)
Demand loan payable	$2,306,440	$2,247,825	$2,247,825
Less: current portion due within one year	(70,180)	—	(198,389)

Long-term portion	$2,236,260	$2,247,825	$2,049,436

10.	Share Capital
(a)	Authorized: 100,000,000 common shares without par value.

(b)	Issued and fully paid:

	June 30, 2006		June 30, 2005		September 30, 2005 (audited)
	Number	Stated	Number	Stated	Number	Stated
	of Shares	Capital	of Shares	Capital	of Shares	Capital
Balance, beginning of period	10,364,699	$16,142,015	10,247,199	$16,110,290	10,247,199	$16,110,290
Issued during the period:
Exercise of options for cash	50,000	30,000	117,500	31,725	117,500	31,725

	10,414,699	16,172,015	10,364,699	16,142,015	10,364,699	16,142,015
Share issue expenses	—	(653,777)	—	(653,777)	—	(653,777)

Balance, end of period	10,414,699	$15,518,238	10,364,699	$15,488,238	10,364,699	$15,488,238

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements	(Expressed in Canadian Dollars)
June 30, 2006 and 2005

10.	Share Capital (cont’d)
(c)	The Company has directors’ and employees’ stock options outstanding as follows:

	Number	Exercise Price
	of Shares	per Share	Expiry Date
Directors	402,500	$0.60	March 14, 2007
Employees	124,000	$0.60	March 14, 2007
Employees **	60,000	$0.44	July 7, 2009

	586,500

**	This option vested as to 20,000 shares each on December 31, 2004 and 2005, and will vest as to 20,000 shares on December 31, 2006 provided that the employee is employed by the Company on the vesting date.
A summary of the stock option activity for the current period is as follows:

		Weighted
		Average
		Exercise
	Shares	Price
Outstanding at October 1, 2005	636,500	$0.58
Granted	—
Cancelled	—
Exercised	(50,000)	$0.60

Outstanding at June 30, 2006	586,500	$0.58

Options outstanding and exercisable at June 30, 2006 are as follows:

				Weighted	Weighted
				Average	Average
			Average	Exercise	Exercise
Range of			Remaining	Price on	Price on
Exercise	Number	Number	Contractual	Outstanding	Exercisable
Prices	Outstanding	Exercisable	Life (years)	Options	Option
$0.44 - $0.60	586,500	566,500	0.90	$0.58	$0.59

On March 4, 2003, the Company adopted a share option plan subject to the rules and policies of the TSX Venture Exchange. A maximum of 1,995,260 common shares of the Company are issuable under the plan, including the 586,500 options currently outstanding.

The Company did not grant any stock options during the nine months ended June 30, 2006. During the 2004 fiscal year, the Company granted 60,000 stock options, having a vesting period over the ensuing three years. The Company recognized $2,769 (June 30, 2005: $3,507) as compensation expense during the nine months ended June 30, 2006.
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements	(Expressed in Canadian Dollars)
June 30, 2006 and 2005

11.	Related Party Transactions

Included in accounts payable and accrued liabilities at June 30, 2006 were amounts aggregating $571,982 (June 30, 2005 — $400,929; September 30, 2005 — $708,153) payable to directors of the Company for accrued management remuneration, expense reimbursements, directors’ fees and accrued loan interest. In addition to loans, as detailed in Note 9, the Company entered into the following transactions with the directors of the Company:

	June 30,	June 30,	September 30,
	2006	2005	2005 (audited)
Management remuneration	$264,875	$252,961	$614,409
Interest and loan fees	169,264	144,296	$193,129
Directors’ fees	6,000	4,000	$6,000

	$440,139	$401,257	$813,538

Management is of the opinion that the terms and conditions of the above noted transactions are consistent with standard business practice and are amounts which have been agreed upon by the transacting parties.

12.	Geographically Segmented Information

For the nine months ended June 30, 2006

	Canada	United States	Elimination	Consolidated
Revenue
Bulk	$799,726	$560,045	$—	$1,359,771
Packaged products	2,500,689	—		2,500,689
Tipping and processing fees	84,189	20,793,020		20,877,209
Inter-segment	432,299	—	(432,299)	—

	3,816,903	21,353,065	(432,299)	24,737,669

Expenses
Inter-segment	—	432,299	(432,299)	—
Amortization	143,890	1,889,072		2,032,962
Interest	205,172	293,502		498,674
Other	3,552,587	16,309,616		19,862,203

	3,901,649	18,924,489	(432,299)	22,393,839

Income before income taxes	(84,746)	2,428,576	—	2,343,830
Income taxes	—	948,118	—	948,118

Income from continuing operations	(84,746)	1,480,458	—	1,395,712
Income from discontinued operations, net of tax	—	—	—	—

Net income for the period	$(84,746)	$1,480,458	$—	$1,395,712

For the nine months ended June 30, 2006

	Canada	United States	Consolidated
Assets
Property, plant & equipment and assets under capital leases	$1,785,815	$11,937,501	$13,723,316
Other	1,970,829	6,790,264	8,761,093

	$3,756,644	$18,727,765	$22,484,409

Property, Plant & Equipment and assets acquired under capital lease — Current Expenditures	$376,853	$2,723,525	$3,100,378

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements June 30, 2006 and 2005	(Expressed in Canadian Dollars)

12.	Geographically Segmented Information (cont’d)

For the nine months ended June 30, 2005

	Canada	United States	Elimination	Consolidated
Revenue
Bulk	$585,113	$832,186	$—	$1,417,299
Packaged products	1,769,533	—		1,769,533
Tipping and processing fees	91,700	18,998,548		19,090,248
Inter-segment	454,212	62,654	(516,866)	—

	2,900,558	19,893,388	(516,866)	22,277,080

Expenses
Inter-segment	56,212	460,654	(516,866)	—
Amortization	145,916	1,728,633		1,874,549
Interest	167,839	246,230		414,069
Other	2,929,247	15,270,333		18,199,580

	3,299,214	17,705,850	(516,866)	20,488,198

Income (loss) before income taxes	(398,656)	2,187,538	—	1,788,882
Income taxes	—	976,020	—	976,020

Income (loss) from continuing operations	(398,656)	1,211,518	—	812,862
Loss from discontinued operations, net of tax	—	28,711	—	28,711

Net income (loss) for the period	$(398,656)	$1,240,229	$—	$841,573

For the nine months ended June 30, 2005

	Canada	United States	Consolidated
Assets
Property, plant & equipment and assets under capital leases	$1,592,736	$11,570,551	$13,163,287
Other	1,376,766	5,850,412	7,227,178

	$2,969,502	$17,420,963	$20,390,465

Property, Plant & Equipment and assets acquired under capital lease — Current Expenditures	$61,869	$3,246,337	$3,308,206

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements	(Expressed in Canadian Dollars)
June 30, 2006 and 2005

12.	Geographically Segmented Information (continued)

For the year ended September 30, 2005 (audited)

	Canada	United States	Elimination	Consolidated
Revenue
Bulk	$788,563	$1,058,177	$—	$1,846,740
Packaged products	1,887,257	—	—	1,887,257
Tipping and processing fees	132,178	25,184,852	—	25,317,030
Inter-segment	718,364	74,095	(792,459)	—

	3,526,362	26,317,124	(792,459)	29,051,027

Expenses
Inter-segment	55,654	736,805	(792,459)	—
Amortization	197,360	1,963,869	—	2,161,229
Interest	235,643	320,883	—	556,526
Other	3,755,879	20,630,402	—	24,386,281

	4,244,536	23,651,959	(792,459)	27,104,036

Income (loss) before income taxes	(718,174)	2,665,165	—	1,946,991
Income taxes	—	1,042,619	—	1,042,619

Income (loss) from continuing operations	(718,174)	1,622,546	—	904,372
Income from discontinued operations, net of tax	—	23,999	—	23,999

Net income (loss) for the year	$(718,174)	$1,646,545	$—	$928,371

For the year ended September 30, 2005 (audited)

	Canada	United States	Consolidated
Assets
Property, plant & equipment and assets under capital leases	$1,600,473	$11,788,149	$13,388,622
Other	919,852	5,998,088	6,917,940

	$2,520,325	$17,786,237	$20,306,562

Property, plant & equipment and assets acquired under capital lease — current expenditures	$120,256	$3,708,708	$3,828,964

13.	Commitments

CRRI has entered into an employment agreement with a certain member of management for an indefinite period. This agreement provides for a total monthly salary of approximately Cdn $11,151 (US$10,000) and participation in a bonus pool based on pre-tax net profit, as defined. The salary base increases at the discretion of the Company.

The Company has entered into operating leases for certain machinery and equipment. Rental expense under these leases was approximately Cdn $1,559,334 (including US $1,253,537) for the nine months ended June 30, 2006. Minimum future rental payments under these leases are as follows:

2007	$1,902,364
2008	1,503,364
2009	448,851
2010	1,976
2011	—

$3,856,555

Pursuant to an agreement with one of its directors (see Note 9), the Company has committed to make principal repayments on his loan on or before February 28th of the year following, equivalent to 10% of its annual consolidated pre-tax profit, subject to certain restrictions.
Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements	(Expressed in Canadian Dollars)
June 30, 2006 and 2005

14.	Contingent Liabilities

The Company has received a demand through its subsidiary, Consolidated Resource Recovery Inc. (Georgia), for indemnification in connection with a petroleum pipeline break that occurred on March 30, 1998 at the Morgan Falls Landfill in the Atlanta, Georgia area. The demand was made by attorneys representing Colonial Pipeline Company and its subrogated insurer, New Hampshire Insurance Company. The demand seeks indemnification for the loss and damage sustained by Colonial Pipeline, which is represented to be in excess of Cdn$3.9 million (US$3.5 million). The Company believes the claim to be without merit, and has so advised the attorneys for Colonial Pipeline and New Hampshire Insurance Company. If a lawsuit is ultimately filed, the Company intends to vigorously defend the matter.

The Company has an irrevocable $10,000 letter of credit issued as a performance guarantee to one of its customers under the terms of a green waste processing contract.

15.	Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of cash, accounts receivable, prepaid expenses and deposits, bank indebtedness, demand loans, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of those instruments.
Prepared by Management

Consolidated Envirowaste Industries Inc.
MANAGEMENT DISCUSSION AND ANALYSIS
Dated as of August 28, 2006
Third Quarter 2006, For the Nine Months Ended June 30, 2006
Background
Consolidated Envirowaste Industries Inc. (the “Company”) is a leading processor of wood and other organic wastes in Western Canada and Florida. Directly and indirectly through its subsidiaries, the Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers, and pulp and paper mills in the US as well as bulk landscaping products in each of these regions, and packaged soil products to major Western Canadian retailers. The Company’s Canadian Operations are comprised of itself and a wholly-owned subsidiary, The Answer Garden Products Ltd. (“Answer”) both of Abbotsford, British Columbia and a division-Red River Soils (“Red River”) based in Winnipeg, Manitoba. The Company’s US Operations are controlled by a wholly-owned subsidiary, Envirowaste International Inc. (“EII”), which in turn controls two wholly-owned subsidiaries-Consolidated Resource Recovery Inc. (“CRR (Florida)”) based in Sarasota, Florida, and Consolidated Resource Recovery Inc. (“CRR (Georgia)”), based in Atlanta, Georgia (now inactive).
This Management Discussion and Analysis (“MD&A”) provides a review of Consolidated Envirowaste Industries Inc.’s financial performance for the nine months ended June 30, 2006 relative to the third quarter of 2005 and the year ended September 30, 2005, the Company’s financial condition and future prospects. The MD&A should be read in conjunction with the Company’s annual audited Consolidated Financial Statements for the years ended September 30, 2005 and 2004, and its interim unaudited consolidated financial statements for the three and nine months ended June 30, 2006 and 2005 filed on SEDAR at www.sedar.com. These financial statements together with this MD&A are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim unaudited financial statements. Unless otherwise noted, all financial references are in Canadian dollars.
Information on the Company’s outstanding shares and changes thereto during the nine months ended June 30, 2006 and 2005 are detailed in Note 10 of the Consolidated Financial Statements. There have been no changes in share structure as set out therein. Segment information for the Company’s two business units-Canadian and US Operations-are contained in Note 12 of the financial statements. We have changed the presentation of direct selling expenses in the financial statements, the majority of which are discounts and allowances and transportation costs. Discounts and allowances are now shown as reductions of gross sales, transportation costs are included in cost of sales, and the remaining items are included in selling and administrative expenses. All comparative amounts have been restated accordingly. In accordance with Multilateral Instrument 52-109, the Chief Executive Officer and acting Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as at June 30, 2006 and have concluded that such disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company and its subsidiaries is made known to them.
Forward Looking Statements
This report contains statements that are forward looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward looking statements. Such risks include, among others: general economic and business conditions, weather factors, competition and product selling prices, raw material and operating costs, changes in foreign currency exchange rates and other factors referenced herein (see “Risk Factors” below and “Critical Accounting Estimates” contained in our annual MD&A for the year ended September 30, 2005).
Quarterly Results
Consolidated Envirowaste Industries Inc. reported third quarter net income of $331,366 or $0.03 per share ($0.03 per share diluted) on revenues of $8,291,398 for the quarter ended June 30, 2006 compared to net income from continuing operations of $305,798 or $0.03 per share ($0.03 per share fully-diluted) on $8,450,091 in revenues for the 3rd quarter of fiscal 2005. Revenue declined 1.9% compared to the third quarter of 2005.
The Company recorded net income of $1,395,712 or $0.13 per share ($0.13 per share diluted) for the nine months ended June 30, 2006. This compares to income from continuing operations of $812,862 or $0.08 per share ($0.08 per share fully diluted) and overall net income of $841,573 or $0.08 per share ($0.08 per share fully diluted) for the nine month period ended June 30, 2005. Revenue increased $1,708,811 or 7.4% from $23,028,858 for the nine months ended June 30, 2005 to $24,737,669 for the nine months ended June 30, 2006.
Revenue growth and improved performance of the Canadian operations was somewhat offset by the results in the US as revenue growth in the CRR (Florida) unit stalled during the third quarter. An unfavourable currency translation difference of $658,000, slowing growth in the private sector, and drier conditions affecting the billing weight of municipal materials processed, caused Florida’s revenue to decline 11.75% in comparable quarterly revenue from 2006 to 2005. While the billable tonnage of material received was less, there was little change in material volume, causing a drop in gross margins when compared to the third quarter of 2005. The Canadian operations continued to experience increased demand and improved pricing for bulk products during the quarter ended June 30, 2006 compared to 2005, however, Florida’s bulk product sales (2% of total revenue) declined 50% as a result of changing market conditions, reducing bulk sales for the quarter by 17% compared to the third quarter of last year. Fuel cost increases continue to outstrip ongoing pricing adjustments made during fiscal 2006. Transportation costs as a percentage of revenue were lower for the quarter and nine months compared to last year, continuing to justify our decision to purchase our own transportation equipment.
In terms of US funds, the CRR (Florida) unit, which is the core of the Company’s US operations, experienced only a 2.2% revenue decline in sales for the third quarter of 2006 compared to the third quarter of 2005. As the Canadian dollar continued its ascent through the 2006 fiscal year, the Company lost approximately $1.4 million through currency translation of its revenues for the first nine months of 2006 compared to 2005. The currency translation difference also had a negative impact ($85,000 or approximately $0.01 per share) on the US operations contribution to overall Company net earnings for the nine months compared to the nine months ended June 30, 2005.
The Company’s packaged product revenue derived solely from the Canadian operations reflect seasonal patterns with increases in sales and capacity utilization and resulting increase in gross margins and profitability for the quarter and reducing losses for the nine month period ended June 30, 2006 compared to the same period in 2005. This reflects adjustments to pricing to meet rising costs, and the sales of product to a customer under the new long-term supply agreement mentioned in previous MD&A’s.
The Company generated cash flows from operations of $2,167,000 after changes in working capital for the three months ended June 30, 2006 compared to $1,765,000 in the same period last year—the changes due in large part to significant swings in accounts receivable, income taxes paid, and current portions of long term debt in the comparable quarters. During the third quarter, the Company realized on higher than normal storm-related receivables outstanding from the second quarter. During the third quarter of the 2005 fiscal year, CRR(Florida) increased the current portion of long-term debt by issuing a US $600,000 note to finance the acquisition of a 200 acre land parcel. The Company increased share capital during the quarter ended June 30, 2006 by $30,000 through the exercise of 50,000 employee stock options. The Company, invested approximately $239,000 to replace a piece of Abbotsford production equipment to maintain operating efficiency and increased cash and cash equivalents by $1.3 million during the third quarter of fiscal 2006 compared to a $1.1 million decrease in the third quarter of last fiscal year.
During the quarter, the Company’s CRR (Georgia) subsidiary), received a demand seeking indemnification in connection with a 1998 pipeline break. The demand seeks indemnification for damage sustained by the owner of the pipeline and its insurer, which is represented to be in excess of US $3.5 million (Cdn $3.9 million). The Company believes the claim to be without merit, and, if a lawsuit is ultimately filed, will vigorously defend the matter.

Summary of Quarterly Results

	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,
Quarter ended:	2006	2006	2005	2005	2005	2005	2004	2004
	2006			2005				2004
	Quarters
	3rd	2nd	1st	4th	3rd	2nd	1st	4th

Total revenues	$8,291,398	$8,691,667	$7,754,604	$6,773,946	$8,450,091	$6,653,408	$7,173,581	$6,826,568

Income (loss) before discontinued operations	$331,366	$745,394	$318,952	$17,117	$305,798	($13,538)	$520,602	$361,326

Earnings per share-basic	$0.03	$0.07	$0.03	$0.00	$0.03	$0.00	$0.05	$0.04

Earnings per share-diluted	$0.03	$0.07	$0.03	$0.00	$0.03	$0.00	$0.05	$0.04

Net income	$331,366	$745,394	$318,952	$12,405	$305,284	$660	$535,629	$249,379

Earnings per share-basic	$0.03	$0.07	$0.03	$0.00	$0.03	$0.00	$0.05	$0.02

Earnings per share-diluted	$0.03	$0.07	$0.03	$0.00	$0.03	$0.00	$0.05	$0.02

Weighted average number of common shares outstanding-basic	10,387,941	10,364,699	10,364,699	10,364,699	10,364,699	10,250,801	10,247,199	10,247,199

Weighted average number of common shares outstanding-diluted	10,576,418	10,535,824	10,552,645	10,511,331	10,484,116	10,331,629	10,247,199	10,284,074
Historically, quarterly performance has generally reflected the seasonal patterns of our business. Our business tends to generate more revenues in the second and third quarters during the Spring/Summer growing seasons. Our Canadian operations generate over 80% of their revenue during these two quarters. Both the US and Canadian segments experience lower production efficiency during cold or wet weather conditions. The Company has peak demands on working capital during late fall and winter months and maintains a core of operations to meet the high demand periods. Over the previous two years, Company results have reflected increasingly volatile weather patterns; from summer drought on the Canadian West Coast last year and lengthy periods of rain last summer in the Canadian Prairie regions, to an increasing number and severity of storms in the Southeastern United States during the late fall which carries through into the winter months. Storm-related revenue in both the first quarter of 2006 and fourth quarter of 2005 has served to smooth out these historical revenue patterns.
Cash Flow, Liquidity and Capital Resources
The Company generated approximately $2,823,000 in cash flows before changes in working capital for the nine months ended June 30, 2006. This compared to $2,211,000 generated from operations before changes in working capital for the first nine months of the 2005 fiscal year, reflecting higher net earnings and an offsetting $103,000 increase in unrealized foreign exchange losses (cumulative currency translation differences) in the comparable nine month periods.
After changes in working capital items, the Company generated approximately $2,895,000 in cash flows for the first three quarters of fiscal 2006, up from the $2,377,089 generated in the first nine months of 2005. Changes in working capital items in the comparable nine month periods that had significant influence on this difference included:
•	A $518,000 increase in receivables balances during the nine month period compared to a $241,000 reduction in receivables relative to receivable balances at the respective prior year ends. This is due to large storm revenue holdbacks still outstanding this year in Florida.
•	The later storm processing this year and increase in private sector workloads caused a buildup of unprocessed product on our municipal sites, reflecting higher deferred revenues than normal at this point in the comparative fiscal years-hence the $618,000 swing in changes in deferred revenue in the comparable nine month fiscal periods.
•	In 2006, CRR (Florida) repaid the US $600,000 note associated with last year’s third quarter land parcel purchase which impacted this fiscal year’s higher reduction in the current portions of long-term debt than the comparable nine month period of fiscal 2005.
Together with the Abbotsford equipment purchase this quarter, the Company, through its CRR (Florida) unit invested $872,000 in the second quarter of 2006 in addition to its $1.7 million investment in December, 2005 and generated $987,000 in sale proceeds to upgrade its equipment fleet; the difference financed by capital leases accounting for the increase in both the current and long-term portions of capital lease obligations when compared to the first three quarters of fiscal 2005. Overall, the Company increased cash and cash equivalents in the first nine months of fiscal 2006 by $1,743,000 compared to a reduction of $767,000 in the same period of 2005.
Working capital at June 30, 2006 was 1.39:1 compared to 1.22:1 at this time last year improved from 1.29:1 at the end of the second quarter and 1.14:1 at September 30, 2005. The higher ratio at this time of year tends to reflect seasonal values. Debt to equity at June 30, 2006 was 1.43:1 compared to 1.54:1 at June 30, 2005 and 1.49:1 at September 30, 2005, again reflecting seasonal values.
The Company expects to fund its ongoing operations through cash generated from operations and existing bank facilities, and to fund significant capital expenditures through commercial lending sources. At June 30, 2006 the Company had available $70,000 on its regular revolving demand loan (June 30, 2005-$60,000) and had repaid its peak period revolving demand loan available during the period from December 1st to June 30th each year (June 30, 2005-fully repaid). The US $600,000 line of credit used to purchase the Florida land parcel in fiscal 2005 was repaid (January 10, 2006) prior to its maturity date of June 30, 2006. The Company was in compliance with lending covenant requirements at June 30, 2006.
Off-Balance Sheet Arrangements
The Company has an irrevocable $10,000 letter of credit issued as a performance guarantee to one of its customers under the terms of a green waste processing contract. The Company has no other such arrangements, present or contemplated.

Transactions with Related Parties
As detailed in Notes 9 and 11 of the financial statements, the Company had loans outstanding from two of its directors and officers during the quarter as well as contractual employment amounts payable to two of the Company’s officers and directors for accrued remuneration, accrued interest, and expense reimbursements consistent with standard business practice.
Financial and Other Instruments
The majority of the Company’s financial instruments (cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, long-term debt, obligations under capital leases and loans payable) are denominated in US funds, and are subject to exchange rate fluctuation risk upon financial statement translation. Adverse fluctuations in the Canadian and US exchange rates could affect a debt to worth covenant contained in the Company’s Canadian loan facilities agreement. Management is of the opinion that the Canadian dollar will continue its upward trend against the US dollar, but the Company does not face any undue risk from its financial instruments. The Company does not participate in any hedging or forward contract programs.
Risk Factors
The Company relies on contractual agreements for a significant portion of its revenue. These contracts are subject to renewal from time to time and as such the loss or breach of one or more of these contracts could adversely affect Company revenue. In addition, the Company relies on revenue from packaged products in an increasingly concentrated retail market as well as vendor consolidation programs by retailers. The loss of any significant customer would have a negative impact on earnings.
A significant proportion of annual revenue is derived from hurricane and storm activity in the Florida region. The absence of such storm activity could have a negative impact on revenue and operating earnings. The 2005 Atlantic hurricane season was the most active in recorded history. At this date, we have no reason to think that the 2006 hurricane season will be as severe.
The majority of the Company’s operations are based in the United States, dealing in US Funds. Unfavourable currency fluctuations in the US dollar versus the Canadian dollar could affect comparable revenue and earnings levels and adversely affect US dollar denominated debt based covenant ratios limiting ongoing funding of the Company’s operations.
From time to time, the Company’s subsidiaries may be required to engage in aggressive price discounting in order to remain competitive in the marketplace. Such discounting may also adversely affect revenues.
As the organic composting industry matures, the Company’s subsidiaries are likely to face stronger competition from large companies which develop integrated waste management and lawn and garden operations and may possess greater financial and other resources than the Company and its subsidiaries. Additionally, the Company’s subsidiaries may encounter increasing competition for new site locations and acquisition and joint venture candidates.

There can be no assurance that any permits necessary for the Company’s operating and growth plans will be renewed or granted on a timely basis, if at all. Future changes in governmental policies and regulatory structure, with respect to the environment or otherwise, may cause future increases in the operating costs of the Company and its subsidiaries or otherwise materially adversely affect their business and operations.
The lawn and garden products business is highly seasonal. Unexpected production or transportation difficulties occurring at a time of peak production or sales could adversely affect the level of sales to an extent that may not readily be reversed before the end of the primary selling season. In addition, rainy or unseasonably cold weekend weather during the spring tends to reduce consumer purchases of lawn and garden products. Poor weather can have an effect on the Company’s wood waste recycling business by delaying the start-up of some projects and reducing the operating efficiency.
There is apparently a sufficient supply of raw materials and no major barriers other than capital costs to entry into the Company’s marketplace; therefore, the potential level of finished goods supply is flexible. A flexible supply could result in shortages, tending to drive prices upward, or excess supplies, which could drive prices down.
Upward pressure on world oil prices affecting fuel operating costs could reduce operating margins and earnings if the Company is not able to absorb the increased costs or adjust pricing for its services.
Factors which could affect the Company’s competitive position include the cost of labour, the quality of its products and customer service, its ability to maintain high operating rates and thus lower manufacturing and processing costs.
Outlook
The Company will continue to operate in an economic environment which includes high fuel prices and resulting inflationary pressure on operating costs, as well as a Canadian dollar that is continuing to gain strength against its US counterpart.
The Company’s CRR (Florida) unit will work through its backlog of unprocessed material at its municipal sites during the remaining quarter of the 2006 fiscal year. It also appears that the recent private sector construction boom in Florida is waning and that dry conditions will continue during the fourth quarter affecting Florida’s contribution to consolidated revenues, while the Company’s Canadian operations will continue to reflect fourth quarter seasonal values.
Weather patterns and competitive pressures will be important factors in operating levels during the upcoming quarter. The Company intends to continue to optimize operations and identify and realize on new growth opportunities.

“signed”	“signed”

James E. Darby	Douglas R. Halward
Chairman and Chief Executive Officer	President